Incorporation Number	BC1218230

Translation of Name (if any)

PROVINCE OF BRITISH COLUMBIA
BUSINESS CORPORATIONS ACT

ARTICLES
OF
4FRONT VENTURES CORP.

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada

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PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES
OF
4FRONT VENTURES CORP.
(the “Company”)

Incorporation Number BC1218230

Translation of Name (if any) _______________________________________

PART 1
INTERPRETATION

1.1        Definitions. Without limiting Article 1.2, in these articles, unless the context requires otherwise:

“adjourned meeting” means the meeting to which a meeting is adjourned under Articles 11.8 or 11.12;

“board”, “board of directors” and “directors” mean the directors or sole director of the Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;

“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57 as amended, restated or replaced from time to time, and includes its regulations;

“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

“legal personal representative” means the personal or other legal representative of the shareholder; and

“seal” means the seal of the Company, if any.

1.2        Business Corporations Act Definitions Apply. The definitions in the Business Corporations Act apply to these articles.

1.3        Interpretation Act Applies. The Interpretation Act applies to the interpretation of these articles as if these articles were an enactment.

1.4        Conflict in Definitions. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these articles.

1.5        Conflict Between Articles and Legislation. If there is a conflict between these articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2
SHARES AND SHARE CERTIFICATES

2.1        Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2        Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3        Right to Share Certificate or Acknowledgement. Each shareholder is entitled, without charge, to:

(a)	one certificate representing the share or shares of each class or series of shares registered in the shareholder’s name; or

(b)	a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate,

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholder’s duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.

2.4        Sending of Share Certificate. Any share certificate or non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholder’s registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

2.5        Replacement of Worn Out or Defaced Certificate. If the board of directors, or any officer or agent designated by the directors, is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)	order the certificate to be cancelled; and

(b)	issue a replacement share certificate.

2.6        Replacement of Lost, Stolen or Destroyed Certificate. If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the board of directors, or any officer or agent designated by the directors, receives:

(a)	proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)	any indemnity the board of directors, or any officer or agent designated by the directors, considers adequate.

2.7        Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The Company may refuse to issue a certificate with respect to a fraction of a share.

2.8        Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9        Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3
ISSUE OF SHARES

3.1        Directors Authorized to Issue Shares. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2        Commissions and Discounts. The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3        Brokerage. The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4        Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

	(i)	past services performed for the Company;

	(ii)	property; or

	(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5        Warrants, Options and Rights. Subject to the Business Corporations Act, the Company may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6        Fractional Shares. A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

PART 4
SHARE REGISTERS

4.1        Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register.

4.2        Branch Registers. In addition to the central securities register, the Company may maintain branch securities registers.

4.3        Appointment of Agents. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register and any branch securities registers. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.4        Closing Register. The Company must not at any time close its central securities register.

PART 5
SHARE TRANSFERS

5.1        Recording or Registering Transfer. Except to the extent that the Business Corporations Act otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2        Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3        Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4        Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

5.5        Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6        Transfer Fee. There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 6
TRANSMISSION OF SHARES

6.1        Legal Personal Representative Recognized on Death. In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2        Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PART 7
PURCHASE OF SHARES

7.1        Company Authorized to Purchase Shares. Subject to the special rights and restrictions attached to any class or series of shares and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.

7.2        Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3        Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

PART 8
BORROWING POWERS

8.1        Powers of Directors. The Company, if authorized by the directors, may from time to time:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

8.2        Terms of Debt Instruments. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.

8.3        Delegation by Directors. For greater certainty, the powers of the directors under this Part 8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.

PART 9
ALTERATIONS

9.1        Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by directors’ resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2        Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by ordinary resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3

Company AlterationsIf the Business Corporations Act does not specify the type of resolution and these Articles do not specify a type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles or its Notice of Articles.

(b)

If the Business Corporations Act requires a shareholders’ resolution but it does not specify the type of shareholders’ resolution and these Articles do not specify a type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.

PART 10
MEETINGS OF SHAREHOLDERS

10.1        Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year at such date, time and location as may be determined by the directors.

10.2        Resolution Instead of Annual General Meeting. If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3        Calling of Shareholder Meetings. The directors may, whenever they think fit, call a meeting of shareholders.

10.4        Location of Shareholder Meetings. The directors may, by directors’ resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

10.5        Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days; and

(b)	otherwise, 10 days.

10.6        Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days; and

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7        Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8        Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to receive notice does not invalidate any proceedings at that meeting. Any person entitled to receive notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9        Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by the shareholders:

	(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

	(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1        Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

	(i)	business relating to the conduct of, or voting at, the meeting;

	(ii)	consideration of any financial statements of the Company presented to the meeting;

	(iii)	consideration of any reports of the directors or auditor;

	(iv)	the setting or changing of the number of directors;

	(v)	the election or appointment of directors;

	(vi)	the appointment of an auditor;

	(vii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

	(viii)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2        Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3        Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4        One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder; and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Meetings by Telephone or Other Communications Medium. A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by this Article 11.5 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.

11.6        Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.7        Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

11.8        Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.

11.9        Lack of Quorum at Succeeding Meeting. If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.10      Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; and

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.11      Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.12      Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.13      Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.14      Decisions by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.15      Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16      Motion Need Not Be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17      Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18      Manner of Taking a Poll. Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.19      Demand for a Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.20      Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.21      Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.22      Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.23      Demand for a Poll Not to Prevent Continuation of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.24      Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12
VOTES OF SHAREHOLDERS

12.1        Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b)	on a poll, every shareholder entitled to vote at the meeting has one vote in respect of each share held by that shareholder and may exercise that vote either in person or by proxy.

12.2        Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3        Votes by Joint Shareholders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4        Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5        Representative of a Corporate Shareholder. If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies or, if no number is specified, two days before the day set for the holding of the meeting; or

	(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

	(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6        Proxy Provisions Do Not Apply to All Companies. If and for so long as the Company is a public company, Articles 12.7 to 12.15 apply to the Company only insofar as they are not inconsistent with any securities legislation of any province or territory of Canada applicable to the Company.

12.7        Appointment of Proxy Holder. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8        Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9        When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(d)	the Company is a public company.

12.10      Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11      Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12      Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder):
_________________________________________________________

Signed this day of _________, ________ .

______________________________________
Signature of shareholder

______________________________________
Name of shareholder—printed

12.13      Revocation of Proxy. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14      Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15      Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13
DIRECTORS

13.1        Number of Directors. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	if the Company is a public company, the greater of three and the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4;

(b)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4.

13.2        Change in Number of Directors. If the number of directors is set under Articles 13.1(a)(i) or 13.1(b)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3        Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4        Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5        Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6        Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.

13.7        Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8        Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1        Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2        Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3        Failure to Elect or Appoint Directors. If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4        Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5        Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6        Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7        Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8        Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9        Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10        Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11        Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1        Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2        Appointment of Attorney of Company. The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1        Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2        Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3        Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4        Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5        Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6        No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7        Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8        Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17
PROCEEDINGS OF DIRECTORS

17.1        Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

17.2        Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3        Chair of Meetings. Meetings of directors are to be chaired by:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

	(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

	(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

	(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4        Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5        Calling of Meetings. A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.

17.6        Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7        When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8        Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

17.9        Waiver of Notice of Meetings. Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10      Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11      Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12      Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1        Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2        Appointment and Powers of Other Committees. The directors may, by resolution,

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

	(i)	the power to fill vacancies in the board of directors;

	(ii)	the power to remove a director;

	(iii)	the power to change the membership of, or fill vacancies in, any committee of the board, and

	(iv)	the power to appoint or remove officers appointed by the board; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

18.3        Obligations of Committee. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers as the directors may require.

18.4        Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, a committee; and

(c)	fill vacancies on a committee.

18.5        Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 19
OFFICERS

19.1        Appointment of Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.

19.2        Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3        Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any officer need not be a director.

19.4        Remuneration. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20
INDEMNIFICATION

20.1        Definitions. In this Part 20:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director of the Company or an affiliate of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company or an affiliate of the Company:

	(i)	is or may be joined as a party; or

	(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

20.2        Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify and advance expenses of a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3        Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4        Non-Compliance with Business Corporations Act. The failure of a director or former director of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5        Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21
DIVIDENDS

21.1        Payment of Dividends Subject to Special Rights. The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2        Declaration of Dividends. Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3        No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4        Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5        Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6        Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7        When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

21.8        Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9        Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10      Dividend Bears No Interest. No dividend bears interest against the Company.

21.11      Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12      Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13      Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 22
DOCUMENTS, RECORDS AND REPORTS

22.1        Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

22.2        Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3        Remuneration of Auditors. The remuneration of the auditors, if any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.

PART 23
NOTICES

23.1        Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

	(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person: (i) for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)

sending the record, or a reference providing the intended recipient with immediate access to the record, by electronic communication to an address provided by the intended recipient for the sending of that record or records of that class;

(e)

sending the record by any method of transmitting legibly recorded messages, including without limitation by digital medium, magnetic medium, optical medium, mechanical reproduction or graphic imaging, to an address provided by the intended recipient for the sending of that record or records of that class; or

(f)	physical delivery to the intended recipient.

23.2        Deemed Receipt. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during statutory business hours on the day which statutory business hours next occur if not given during such hours on any day.

23.3        Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4        Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5        Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24
SEAL

24.1        Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.

24.2        Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3        Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25
PROHIBITIONS

25.1        Definitions. In this Part 25:

(a)	“designated security” means:

	(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

	(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

	(i)	is not a debt security, and

	(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2        Application. Article 25.3 does not apply to the Company if and for so long as it is a public company.

25.3        Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO
SUBORDINATE VOTING SHARES

26.1        Voting

The holders of Class A subordinate voting shares (“Subordinate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2        Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

26.3        Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time. The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 80; and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in:

(a)	(i)	Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

(ii)

Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 80; and

(b)	(i)	Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

	(ii)	Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

Holders of fractional Subordinate Voting Shares shall be entitled to receive any dividend declared on the Subordinate Voting Shares in an amount equal to the dividend per Subordinate Voting Share multiplied by the fraction thereof held by such holder.

26.4        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by 80; and (ii) the amount of such distribution per Multiple Voting Share; and each fraction of a Subordinate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Subordinate Voting Share.

26.5        Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

26.6        Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)

required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.0125 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of 80 Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than 80.

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

To exercise the Subordinate Voting Share Conversion Right, a holder of Subordinate Voting Shares or his or her attorney, duly authorized in writing, shall:

(i)

give written notice of exercise of the Subordinate Voting Share Conversion Right to the transfer agent for the Subordinate Voting Shares, and of the number of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised;

(ii)

deliver to the transfer agent for the Subordinate Voting Shares any share certificate or certificates representing the Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right will be delivered to the holders of Subordinate Voting Shares. If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Voting Shares on the basis of one (1) Proportionate Voting Share for 80 Subordinate Voting Shares, and the Company will procure that the transfer agent for the Subordinate Voting Shares shall send to such holder a direct registration statement, certificate or certificates representing the Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deliver to the holders of such Proportionate Voting Shares the consideration paid for such Proportionate Voting Shares by such Offeror.

PART 27
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED
TO PROPORTIONATE VOTING SHARES

27.1        Voting

The holders of Class B proportionate voting shares (“Proportionate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.2 and 27.3, each Proportionate Voting Share shall entitle the holder to 80 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 80 and rounding the product down to the nearest whole number, at each such meeting.

27.2        Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares, voting together, expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

27.3        Shares Superior to Proportionate Voting Shares

(a)

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of majority of the Proportionate Voting Shares and Multiple Voting Shares, voting together, expressed by separate ordinary resolution.

(b)

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder one (1) vote and each fraction of a Proportional Voting Share or Multiple Voting Share shall entitle the holder the number of votes calculated by multiplying the fraction by 80 or 800, respectively and rounding the product down to the nearest whole number, at each such meeting

27.4        Dividends

(a)

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 80; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by 80.

(b)

The directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80; and (ii) Proportionate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80.

(c)

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80; and (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Shares equal to the amount of the dividend declared per Proportionate Voting Share divided by 80.

(d)

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

27.5        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by 80; and (ii) the amount of such distribution per Multiple Voting Share multiplied by 80; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.6        Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.7        Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.7, holders of Proportionate Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)

Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by 80. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 80, rounded down to the nearest whole share.

(b)

Conversion Limitation Officer. Unless already appointed, upon receipt of a Conversion Notice (as defined below) for the period (the “Restricted Conversion Period”) prior to the date that is the later of six (6) months following December 31, 2018 and six (6) months following July 31, 2019 [date of closing] (the “Unrestricted Conversion Date”), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(c)

Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until the Unrestricted Conversion Date. Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares pursuant to this Article 27.7 or otherwise during the Restricted Conversion Period, and the Share Conversion Right will not apply during the Restricted Conversion Period, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(d)

Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares upon exercise by such holder of the Share Conversion Right during the Restricted Conversion Period will be subject to the 40% Threshold based on the number of Proportionate Voting Shares and Multiple Voting Shares held by such holder as of the date of initial issuance of Proportionate Voting Shares and Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters during the Restricted Conversion Period (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding on the Determination Date.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents on the Determination Date.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder on the Determination Date.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares on the Determination Date.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares, the Company will provide each holder of Proportionate Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in his or her discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded during the Restricted Conversion Period, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 27.7(c) and (d), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(e)	Disputes.

(i)

Any holder of Proportionate Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within 5 (five) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within 5 (five) business days of such response, then the Company and the holder shall, within 1 (one) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than 5 (five) business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)

In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.7(e)(i).

(f)

Mechanics of Conversion. Before any holder of Proportionate Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares into Subordinate Voting Shares in accordance with Articles 27.7(a), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

PART 28
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED
TO MULTIPLE VOTING SHARES

28.1        Voting

The holders of Class C multiple voting shares (“Multiple Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.2 and 28.3, each Multiple Voting Share shall entitle the holder to 800 votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

28.2        Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

28.3        Shares Superior to Multiple Voting Shares

(a)

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of majority of the Multiple Voting Shares expressed by separate ordinary resolution.

(b)

At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

28.4        Dividends

(a)

The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by 80.

(b)

The directors may declare a stock dividend payable in Proportionate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Multiple Voting Share multiplied by 80.

(c)

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Shares equal to the amount of the dividend declared per Multiple Voting Share multiplied by 80.

(d)

Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.5        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by 80; and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.6        Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.7        Transfer of Multiple Voting Shares

Except as otherwise provided in Section 28.9 or 28.10, no Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of (“Transfer”, “Transferring” or “Transferred”), whether voluntarily or involuntarily, by operation of law or otherwise, without the written consent of the directors, and the directors are not required to give any reason for refusing to consent to any such Transfer.

28.8        Mandatory Conversion of Multiple Voting Shares

(a)	Definitions. In this Article 28.8 and 28.9:

	(i)	“4Front” means 4Front Holdings LLC;

	(ii)	“BC HoldCo” means 1196260 B.C. Ltd.;

	(iii)	“Business Combination” means the completion of the combination of the businesses of 4Front, Nevada HoldCo, BC HoldCo and Cannex Capital Holdings Inc. pursuant to the Definitive Agreement;

	(iv)	“Definitive Agreement” means the business combination agreement between, inter alia, 4Front, Nevada HoldCo, BC HoldCo and Cannex Capital Holdings Inc. dated March 1, 2019, as amended;

(v)

“Disability” means such holder (i) has been declared legally incompetent by a final court decree (the date of such decree being deemed to be the date on which the disability occurred), or (ii) has been found to be mentally disabled pursuant to a Disability Determination. A “Disability Determination” means a finding that the holder, because of a mental disability, is unable to perform substantially all of such holder’s regular duties to the Company and that such mental disability is determined or reasonably expected to continue for at least 12 months. Any Disability Determination shall be initiated by the Company and shall be based on the written opinion of the physician regularly attending the holder whose ability is in question (which expense shall be borne by the Company). If the Initial Holders holding a majority of the Multiple Voting Shares not held by the individual holder in question disagree with the opinion of this physician (the “First Physician”), they may, at their own expense, engage another physician (the “Second Physician”) to examine the holder. If the First Physician and the Second Physician agree in writing that the holder is or is not disabled, their written opinion shall, except as otherwise set forth in this subsection, be conclusive on the issue of ability. If the First Physician and the Second Physician disagree on the disability of the Shareholder, they shall choose a third consulting physician (whose expense shall be borne by the Company), and the written opinion of a majority of these three physicians, shall, except as otherwise provided below, be conclusive as to the holder’s ability. The date of any written opinion conclusively finding the holder to be Disabled is the date on which the disability shall be deemed to have occurred. If there is a conclusive finding that the holder is not Disabled, the holders holding a majority of the Multiple Voting Shares not held by the individual holder in question shall have the right to request additional Disability Determinations, provided they agree to pay all expenses of the Disability Determinations and do not request an additional Disability Determination more frequently than once every 12 months. In conjunction with a Disability Determination, each Initial Holder consents to, and agrees to cooperate with, any required medical examination, and agrees to furnish any medical information requested by any examining physician and to waive any applicable physician-patient privilege that may arise because of such examination. All physicians except the First Physician must be board-certified in the specialty most closely related to the nature of the disability alleged to exist.

	(vi)	“Initial Holders” means the holders of Multiple Voting Shares as of the date of initial issuance of Multiple Voting Shares.

(vii)

“Involuntary Transfer Event” occurs in the event that an Initial Holder (a) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of creditors, (b) is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to such holder’s Multiple Voting Shares or Proportionate Voting Shares and such involuntary petition, assignment or attachment is not discharged within 30 days after its effective date, or (c) is subjected to any other possible involuntary Transfer of such Initial Holder’s Multiple Voting Shares or Proportionate Voting Shares by legal process including, without limitation, an assignment or Transfer pursuant to a marital dissolution or divorce decree.

(viii)	“Nevada HoldCo means 4Front Ventures Corp., a corporation incorporated under the laws of the State of Nevada.

(b)

Mandatory Conversion. Multiple Voting Shares are not convertible until the later of the date (the “Initial Conversion Date”) that (i) the aggregate number of Proportionate Voting Shares and Multiple Voting Shares held by the Initial Holders are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Proportionate Voting Shares and Multiple Voting Shares held by the Initial Holders on the date of completion of the Business Combination, and (ii) is three (3) years following the date of completion of the Business Combination Closing Date. Following the Initial Conversion Date, Multiple Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Subordinate Voting Share for one (1) Multiple Voting Share upon: (i) the death or Disability of such Initial Holder with respect to all Multiple Voting Shares held by an Initial Holder, (ii) an Involuntary Transfer Event with respect to the Multiple Voting Shares being Transferred pursuant to the Involuntary Transfer Event, or (iii) any other Transfer of Multiple Voting Shares to anyone other than another Initial Holder with respect to such Multiple Voting Shares being Transferred (each, a “Mandatory Conversion Event”). The Initial Holder shall promptly provide notice to the Company of the occurrence of a Mandatory Conversion Event. On the date of such Mandatory Conversion Event, each certificate representing Multiple Voting Shares shall thenceforth be null and void. Within twenty (20) days of the Mandatory Conversion Event, the Company will send, or cause its transfer agent to send, notice thereof to such former holder of Multiple Voting Shares (a “Mandatory Conversion Notice”) specifying:

	(i)	the date of the Mandatory Conversion Event;

	(ii)	the number of Subordinate Voting Shares into which the Multiple Voting Shares held by such holder have been converted.

As soon as practicable after the sending of the Mandatory Conversion Notice, the Company shall issue or shall cause its transfer agent to issue certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares have been converted.

28.9        Transfers Prior to Initial Conversion Date

(a)

Limitation on Transfers. Subject to Section 28.7, an Initial Holder is permitted to Transfer Multiple Voting Shares prior to the Initial Conversion Date to another Initial Holder without compliance with this Section 28.9.

(b)

Purchase Obligation Upon Certain Events. Prior to the Initial Conversion Date, upon: (i) the death or Disability of an Initial Holder the other Initial Holders shall have the obligation to purchase all of such Initial Holder’s Multiple Voting Shares as set forth in this Section 28.9; and (ii) an Involuntary Transfer Event, the other Initial Holders shall have the obligation to purchase all of such Initial Holder’s Multiple Voting Shares which would otherwise be Transferred pursuant to the Involuntary Transfer Event as set forth in Section 28.9 (each a “Purchase Obligation”). References to the Initial Holder transferring the Subject Multiple Voting Shares pursuant to the Purchase Obligation (the “Transferring Initial Holder”) shall include any executor, personal representative or administrator upon the death or Disability of such Transferring Initial Holder or a trustee or receiver in the event of an Involuntary Transfer Event.

(c)

Notice of Purchase Obligation. Promptly following an event triggering a Purchase Obligation, the Transferring Initial Holder shall send a written notice to the Company and other Initial Holders setting forth the event triggering the Purchase Obligation as well as the number of Multiple Voting Shares subject to the Purchase Obligation (“Subject Multiple Voting Shares”). The other Initial Holders are obligated to purchase the Subject Multiple Voting Shares in proportion to their respective holdings of the remaining Multiple Voting Shares.

(d)	Purchase Obligation Terms.

(i)

The closing shall be on or before the thirtieth day following the transmittal of the notice of the Purchase Obligation (the “Closing”). At the Closing: (i) the purchasing Initial Holder shall deliver to the Transferring Initial Holder the purchase price for the Subject Multiple Voting Shares as determined below, (ii) the Transferring Initial Holder shall deliver to the purchasing Initial Holder share certificates for all the Multiple Voting Shares that are to be purchased or otherwise transferred pursuant to the Purchase Obligation, either duly endorsed in blank for transfer or with duly executed stock powers attached, and a certificate, dated as of the Closing, containing a representation and warranty that on such date the Transferring Initial Holder has transferred, or caused to be transferred, to the purchasing Initial Holder good and marketable title to all the Shares in question, free and clear of all claims, equities, liens, charges and encumbrances, and (iii) any other documents reasonably required by the Company.

(ii)

The per share price of the Subject Multiple Voting Shares to be purchased pursuant to this Section 28.9 shall be the Fair Market Value of the Subordinate Voting Shares as of the date prior to the date of the event triggering the Purchase Obligation (the “Valuation Date”). “Fair Market Value” means, with respect to the Subject Multiple Voting Shares, the closing price of the Subordinate Voting Shares on the principal trading market for such shares on the trading day immediately preceding the Valuation Date.

(iii)

The purchase price of any Subject Multiple Voting Shares purchased pursuant to this Section 28.9 shall be paid in any combination of cash, by wire transfer, by certified or cashier’s check, or by a promissory note containing the terms set forth in Section 28.9(e)(the “Note”).

(e)	Note Terms.

	(i)	Any Note shall be paid in no more than 12 equal quarterly installments of principal and interest, and the first installment of which shall be due 90 days after the Closing.

(ii)

Any Note shall bear interest on such principal amount at the minimum rate established pursuant to IRS Code Sections 483 and 1274 necessary to avoid any imputed interest or original issue discount being attributed to the Note holder. The Note shall provide that the maker shall pay a late penalty equal to 5% of any payment which is not paid within five days of its due date. The Note shall further provide that the maker shall have the right at any time to prepay without penalty all or any part of the balance due on the Note with interest to the date of prepayment. Partial prepayments shall be applied to the last maturing installments in inverse order.

(iii)

Any Note shall be secured by a pledge of such number of the purchasing Initial Holder’s Proportionate Voting Shares or Subordinate Voting Shares or such other assets (excluding the Multiple Voting Shares being acquired) such that the Pledged Value equals the principal amount of the Note. “Pledged Value” per Proportionate Voting Share means the closing price of the Subordinate Voting Shares on the principal trading market for such shares on the trading day immediately preceding the Valuation Date, multiplied by 80; and “Pledged Value” per Subordinate Voting Share means the closing price of the Subordinate Voting Shares on the principal trading market for such shares on the trading day immediately preceding the Valuation Date. Pledged Value of any other assets shall be valued at fair market value of such assets. The pledge agreement shall name the Company to act as pledgeholder and shall contain such other terms as shall be reasonable and customary in stock pledge agreements.

(iv)

As long as the Note is not in default, the purchasing Initial Holder shall be entitled to receive all dividends on such Multiple Voting Shares and to exercise all voting rights with respect to such Multiple Voting Shares.

(v)

Failure to make any payment required by a Note within 10 days after its due date shall constitute a default and shall cause the remaining unpaid balance to become immediately due and payable, at the holder’s option, and the Transferring Initial Holder shall have all the rights and remedies to enforce payment of the unpaid balance authorized by law; provided, however, that before taking any remedial action to enforce payment, the Transferring Initial Holder shall deliver notice of the default to the purchasing Initial Holder and if the payment in default is paid in full within 10 days after the date the default notice is delivered, the default shall be deemed not to have occurred.

28.10      Extension of Offer to Multiple Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares or Proportionate Voting Shares, and such offer is:

(a)

required: (i) pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; or (ii) pursuant to applicable securities legislation or the rules of any stock exchange on which the Subordinate Voting Shares may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase under clause (i) or (ii), a “MVS Offer”); then

(b)

such MVS Offer shall be extended by the offeror to the holders of Multiple Voting Shares (which shall not be required to convert in order to participate in the MVS Offer) for consideration per Multiple Voting Share equal to: (i) 0.0125 of the consideration offered per Proportionate Voting Share or (ii) the consideration offered per Subordinate Voting Share; as applicable.

Dated July 26, 2019.

FULL NAME AND SIGNATURE
OF INCORPORATORS

4FRONT VENTURES CORP.

Per: _/s/Joshua Rosen____________________________
Authorized Signatory